

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 15, 2016

Via E-Mail
Mr. Vladyslav Beinars
President
Duonas Corp.
Str. Osijek 50, Rijeka
Primorje-Gorski Kotar, Croatia, 51000

      Re: Duonas Corp.
               Registration Statement on Form S-1
               Filed August 25, 2016
               File No. 333-213314

Dear Mr. Beinars:

      We reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Prospectus' Outside Front Cover Page

1. Disclosure on the cover page and in the third paragraph of your plan of distribution section on page 31 states that sales by the company must be made at the fixed price of $0.03 "for up to 240 days from the effective date of the prospectus." Please revise to clarify that sales must be made at a fixed price for the duration of the offering.

Purchase Equipment . . . , page 21

2. Please describe briefly the nature of the equipment that you plan to purchase. For example, do you plan to purchase office equipment or other equipment that may be necessary for the manufacture or assembly of your products?

Estimated Expenses for the Next Twelve-Month Period, page 22

3. Ensure that the data in the table are consistent with the data in the use of proceeds table on page 15. For example, some data under website development, equipment purchase, raw materials, and additional expenses are inconsistent with data in the use of proceeds table. Please revise.

Our Business, page 24

4. We note disclosure in your risk factors section under the heading "Because we will order our raw materials …" on page 10. Please include a more fulsome discussion of your raw materials and their availability in the business section.

5. Please describe briefly the production process for your products. Explain whether you will manufacture the products or use a third party manufacturer. Also address whether you have or will need to acquire adequate facilities to produce the products.

Directors, Executive Officers, Promoter and Control Persons, page 27

6. Identify any promoter of Duonas Corp., and disclose any transactions with any promoter. See Item 404(c) of Regulation S-K.

7. Please describe the nature of the work that Mr. Vladyslav Beinars did for BetonPlastik and Croston. We note disclosure elsewhere that he will design your products. Clarify whether he worked as a designer for these companies or in some other capacity.

Future sales by existing stockholders, page 30

8. Disclosure that 3,000,000 shares of common stock were issued to your sole officer and director is inconsistent with disclosures throughout the registration statement that 2,000,000 shares of common stock were issued to your sole officer and director. Please reconcile the disclosures.

Plan of Distribution, page 31

9. Please describe the manner in which the securities will be offered by your sole officer and director and how potential investors will learn about the offering. For instance,

will Mr. Vladyslav Beinars solicit potential investors through direct mailings and/or personal contacts? How will he identify those who might have an interest in purchasing shares of your common stock? Please provide us copies of any materials that Mr. Beinars intends to use in this regard.

10. Please describe briefly the factors considered in determining the offering price of your common stock in this offering as required by Item 505 of Regulation S-K.

State Securities-Blue Sky Laws, page 32

11. We assume that the reference to Artec Consulting Corp. is inadvertent. Please revise.

Legal Matters, page 35

12. Include counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Exhibit 5.1

13. Revise the first paragraph to make clear that this is an offering by the company of 3,000,000 shares of its common stock. As currently drafted, the opinion suggests that you are registering the resale of outstanding shares. Additionally, revise the caption to include the file number of the registration statement on Form S-1 filed by the company on August 25, 2016.

14. The phrase "as already issued according to the terms of the prospectus" in the fourth paragraph also appears to suggest that you are registering a resale of outstanding shares. Please revise.

Exhibit 23.1

15. We note that the date of the audit report in your consent does not correspond to the date of the audit report in your filing. Please obtain a revised consent, and include it in an amendment to your filing.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner Mariner, Staff Accountant, at (202) 551-3744 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
    Benjamin L. Bunker, Esq.
    The Bunker Law Group, PLLC
    3753 Howard Hughes Parkway, Suite 200
    Las Vegas, NV 89169